SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAS POWER PARTNERS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                 030 61A 107
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 1, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030 61A 107                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THEODORE BOGARD

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         THEODORE BOGARD
                         848,269

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0

OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         THEODORE BOGARD
                         848,269

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     848,269

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.96%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Americas Power Partners, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 105 East First, Suite 101, Hinsdale, IL 60521.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Theodore Bogard, (the
"Shareholder").

     (b) The business address of the Shareholder is C/O 105 East First, Suite 101, Hinsdale, IL 60521.

     (c) The present principal occupation or employment of the Shareholder is as an officer of the Registrant.

The following table sets forth the membership of the Shareholder and ownership of his Americas Power Partners, Inc. common stock:

Beneficial Ownership.

Theodore Bogard                         848,269            7.96%
C/O 105 East First,
Suite 101
Hinsdale, IL  60521

     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Shareholder is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein in connection with the issuance of Americas Power Partners, Inc. Common Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Articles and Plan of Merger, attached as Exhibit 2.1 and 2.2 of the Registrant's
Form 8-K/A filed with the Securities and Exchange Commission ("SEC") on October 29, 1999 and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as an affiliate and officer of the Registrant.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns 848,269 shares of Common Stock, representing 7.96% of the total issued and outstanding shares of Common Stock. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

Theodore Bogard                          848,269           7.96%
C/O 105 East First,
Suite 101
Hinsdale, IL  60521

     (b) The Shareholder, Theodore Bogard, has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns 848,269 shares of Common Stock of the Company, representing 7.96% of the total issued and outstanding shares of Common Stock of the Company. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common Stock of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 10, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.

         /s/ Theodore Bogard

         THEODORE BOGARD